UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☑	Annual Report pursuant to 15(d) of the Securities Exchange Act of 1934 (No fee required effective October 7, 1996)
For the fiscal year ended December 31, 2005.
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                    to
Commission file number: 1-8864.
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
USG CORPORATION INVESTMENT PLAN (formerly USG CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
USG CORPORATION, 125 SOUTH FRANKLIN STREET, CHICAGO, ILLINOIS 60606

SIGNATURES
EXHIBIT INDEX
Consent of Independent Registered Accountants
Investmenet Plan

REQUIRED INFORMATION
     Plan Financial Statements and Schedules. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are furnished herewith, including a Consent of Independent Registered Public Accountants for 2005 with respect to Form S-8.
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Investment Committee administering the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USG Corporation Investment Plan

(Registrant)

	By:	/s/ Peter K. Maitland

Peter K. Maitland,
Vice President, Compensation,
Benefits and Administration
Date: March 30, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Independent Registered Accountants for 2005

99.1	USG Corporation Investment Plan – Report on Audited Financial Statements and Supplemental Disclosures for the Years Ended December 31, 2005 and 2004